                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 ABC-NACO Inc.
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   000752105
                                (CUSIP Number)


           Brian P. Friedman                              Robert Miller
        FS Private Investments LLC             ING Furman Selz Asset Management
      55 East 52/nd/ Street, 37/th/ Floor               230 Park Avenue
      New York, New York 10055-0002                 New York, New York 10169
              (212) 409-5600                               (212) 309-8200


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                With a Copy to:

                           Carmen J. Romano, Esquire
                            Dechert Price & Rhoads
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                       Philadelphia, Pennsylvania 19103
                                (215) 994-4000

                                 March 8, 2000
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                              Page 2
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      FS Private Investments LLC       13-3940694
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES
                          0
   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          1,661,111 shares of Common Stock issuable upon the
       EACH               conversion of 149,500 shares of Series B Cumulative
                          Convertible Preferred Stock
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         9
                          0
       WITH
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,661,111 shares of Common Stock issuable upon the conversion of 149,500 shares of Series B Cumulative
                          Convertible Preferred Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,661,111 shares of Common Stock issuable upon the conversion of 149,500 shares of Series B Cumulative Convertible Preferred Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                      Page 3
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Furman Selz Investors II L.P.          13-3937561

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,464,356 shares of Common Stock issuable upon the
     OWNED BY             conversion of 131,792 shares of Series B Cumulative
                          Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,464,356 shares of Common Stock issuable upon the conversion of 131,792 shares of Series B Cumulative
                          Convertible Preferred Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,464,356 shares of Common Stock issuable upon the conversion of 131,792 shares of Series B Cumulative Convertible Preferred Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                          Page 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FS Employee Investors LLC              13-3937563

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          125,511 shares of Common Stock issuable upon the
     OWNED BY             conversion of 11,296 shares of Series B Cumulative
                          Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------

      WITH
                     10   SHARED DISPOSITIVE POWER

                          125,511 shares of Common Stock issuable upon the conversion of 11,296 shares of Series B Cumulative Convertible Preferred Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      125,511 shares of Common Stock issuable upon the conversion of 11,296 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                    Page 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FS Parallel Fund L.P.                 13-3974766

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             71,244 shares of Common Stock issuable upon the
                          conversion of 6,412 shares of Series B Cumulative
                          Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------

      WITH
                     10   SHARED DISPOSITIVE POWER

                          71,244 shares of Common Stock issuable upon the conversion of 6,412 shares of Series B Cumulative Convertible Preferred Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      71,244 shares of Common Stock issuable upon the conversion of 6,412 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 000752105                                           Page 6
--------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Furman Selz Investments II LLC              13-3937560

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              0

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          1,661,111 shares of Common Stock issuable upon the
       EACH conversion of 149,500 shares of Series B Cumulative Convertible Preferred Stock
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         9
                          0
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,661,111 shares of Common Stock issuable upon the conversion of 149,500 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,661,111 shares of Common Stock issuable upon the conversion of 149,500 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 000752105                                           Page 7
--------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Furman Selz Asset Management LLC              13-4038444

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              0

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          3,322,222 shares of Common Stock issuable upon the
       EACH conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         9
                          0
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          3,322,222 shares of Common Stock issuable upon the conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,322,222 shares of Common Stock issuable upon the conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 000752105                                           Page 8
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING (U.S.) Financial Holdings Corporation           51-0262561

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              0

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          3,322,222 shares of Common Stock issuable upon the
       EACH conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         9
                          0
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          3,322,222 shares of Common Stock issuable upon the conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,322,222 shares of Common Stock issuable upon the conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP NO. 000752105                                         Page 9
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Bank N.V.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The Netherlands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,322,222 shares of Common Stock issuable upon the
                          conversion of 299,000 shares of Series B Cumulative
                          Convertible Preferred Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,322,222 shares of Common Stock issuable upon the conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,322,222 shares of Common Stock issuable upon the conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      BK
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                         Page 10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Groep N.V.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The Netherlands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,322,222 shares of Common Stock issuable upon the
                          conversion of 299,000 shares of Series B Cumulative
                          Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------

       WITH
                          SHARED DISPOSITIVE POWER
                     10
                          3,322,222 shares of Common Stock issuable upon the conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,322,222 shares of Common Stock issuable upon the conversion of 299,000 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                         Page 11
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brian P. Friedman            ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,661,111 shares of Common Stock issuable upon the
                          conversion of 149,500 shares of Series B Cumulative
                          Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------

       WITH

                          SHARED DISPOSITIVE POWER
                     10

                          1,661,111 shares of Common Stock issuable upon the conversion of 149,500 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,661,111 shares of Common Stock issuable upon the conversion of
      149,500 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                         Page 12
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James L. Luikart                     ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,661,111 shares of Common Stock issuable upon the
                          conversion of 149,500 shares of Series B Cumulative
                          Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------

       WITH
                          SHARED DISPOSITIVE POWER
                     10
                          1,661,111 shares of Common Stock issuable upon the conversion of 149,500 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,661,111 shares of Common Stock issuable upon the conversion of
      149,500 shares of Series B Cumulative Convertible Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of ABC-NACO Inc., a Delaware corporation (the "Company") which has its principal executive offices at 2001 Butterfield Road, Suite 502, Downers Grove, Illinois 60515.

          Furman Selz Investors II L.P., FS Employee Investors LLC, FS Parallel Fund L.P. and ING Furman Selz Asset Management LLC have acquired shares of Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock") of the Company, which is convertible into shares of Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND.

          The following table provides certain information about each of the reporting persons.



                                                    CITIZENSHIP OR STATE OF
NAME AND ADDRESS                                    INCORPORATION/ORGANIZATION
----------------                                    --------------------------

Furman Selz Investors II L.P. ("Investors")         Delaware
55 East 52/nd/ Street, 37/th/ Floor
New York, New York 10055-0002

FS Employee Investors LLC ("Employee Investors")    Delaware
55 East 52/nd/ Street, 37/th/ Floor
New York, New York 10055-0002

FS Parallel Fund L.P. ("Parallel Fund")             Delaware
55 East 52/nd/ Street, 37/th/ Floor
New York, New York 10055-0002

FS Private Investments LLC ("Private Investments")  Delaware
55 East 52/nd/ Street, 37/th/ Floor
New York, New York 10055-0002

Furman Selz Investments II LLC                      Delaware
("FS Investments II")
55 East 52/nd/ Street, 37/th/ Floor
New York, New York 10055-0002

ING Furman Selz Asset Management LLC                  Delaware
("ING FS Management")
230 Park Avenue
New York, New York 10169

ING (U.S.) Financial Holdings Corporation             Delaware
("ING U.S.")
135 East 57/th/ Street
New York, New York 10022

ING Bank N.V.                                         The Netherlands
("ING Bank")
P.O. Box 810
1000 AV
Amsterdam, The Netherlands

ING Groep N.V.                                        The Netherlands
("ING Groep")
Strawinskylaan 2631
1077 ZZ Amsterdam

Brian P. Friedman                                     USA
55 East 52/nd/ Street, 37/th/ Floor
New York, New York 10055-0002

James L. Luikart                                      USA
55 East 52/nd/ Street, 37/th/ Floor
New York, New York 10055-0002

          The Executive Board of the ING Groep is the following:

          E. Kist (Chairman)
          F.S. Hubbell (as of May 2, 2000)
          J.H.M. Lindenbergh
          C. Maas
          A.H.G. Rinnooy Kan
          D. Robins (as of May 2, 2000)
          M. Tilmant

          The Executive Board of ING Bank is the following:

          E. Kist (Chairman)
          F.S. Hubbell (as of May 2, 2000)
          J.H.M. Lindenbergh
          C. Maas
          A.H.G. Rinnooy Kan
          D. Robins (as of May 2, 2000)
          M. Tilmant

          The directors and executive officers of ING U.S. are the following:
Directors:

          Michael Petrycki
          Wietze Prinsen
          Bart Staal

Officers:


          Fernando Gentil             President
          Bart Staal                  Executive Vice President
          Joseph Kaminsky             Senior Vice President
          Benjamin Emanuel            Vice President
          David Rutkin                Vice President
          Andrew W. Druch             General Counsel, Secretary
                                      and Managing Director
          Edward Chow                 Assistant Secretary
          Patrick Murphy              Assistant Secretary
          Mark Seffinger              Assistant Secretary

          The officers of ING FS Management are the following:

          Timothy Schantz             President
          Edmund A. Hajim             CEO
          Robert Miller               Executive Vice President
                                      and CFO
          Kevin Cassidy               Executive Vice President
          Gerald Lins                 General Counsel
          Joseph Kaminsky             Senior Vice President
          Wendy Prager                Vice President and Assistant
                                      Secretary
          Benjamin Emanuel            Vice President
          David Rutkin                Vice President


          ING Groep owns 100% of ING Bank, which owns 100% of ING U.S., which is the sole managing member and owner of 100% of the interests of ING FS Management, which is the sole managing member and owner of 81.5% of the interests of FS Investments II, which is the sole managing member of Employee Investors. FS Investments II is the sole general partner of Investors and the sole general partner of Parallel Fund.

          As a result of its role as manager of Investors, Employee Investors and Parallel Fund (the "Funds"), Private Investments may be deemed to be the beneficial owner of the shares beneficially owned by the Funds.

          As a result of their positions as managing members of Private Investments, Brian P. Friedman and James L. Luikart may be deemed to be the beneficial owners of the shares beneficially owned by Private Investments and therefore deemed to be the beneficial owners of the shares held by the Funds.

          (d) and (e). None of the reporting persons, and to the knowledge of the reporting persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Brian P. Friedman and James L. Luikart are United States citizens.

          The filing of this statement shall not be construed as an admission that Private Investments, FS Investments II, ING U.S., ING Bank, ING Groep, Brian P. Friedman or James L. Luikart are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The funds for the purchase of Series B Preferred Stock were provided out of capital contributions made to Investors, Employee Investors and Parallel Fund and the working capital of ING FS Management. Pursuant to the Preferred Stock Purchase Agreement (as defined in Item 6), Investors, Employee Investors and Parallel Fund paid the Company $13,223,333, $1,133,333 and $643,333, respectively, for the Series B Preferred Stock. ING FS Management paid $15,000,000 for the Series B Preferred Stock. Further information about the purchase of the Series B Preferred Stock is contained in Item 6.

ITEM 4. PURPOSE OF TRANSACTION.

          The Series B Preferred Stock was acquired for investment purposes.
The reporting persons intend to review on a continuing basis their investment in the Company and the Company's business, prospects and financial condition.
Based on such continuing review, alternative investment opportunities available to the reporting persons and all other factors deemed relevant (including, without limitation the market for and price of Common Stock, offers for shares of the Common Stock, general economic conditions and other future developments), the reporting persons may decide to convert all or part of the Series B Preferred Stock, or sell or seek the sale of all or part of the Series B Preferred Stock.

          Pursuant to a letter agreement dated March 8, 2000 between ING FS Management and FS Private Investments III LLC, a Delaware limited liability company ("Private Investments III"), ING FS Management has agreed that in the event Private Investments III forms a new private investment fund named ING Furman Selz Investors III L.P., ING FS Management shall sell 149,500 shares of Series B Preferred Stock to such new fund.

          The Preferred Stock Purchase Agreement (as defined in Item 6) requires the Company to increase the number of directors permitted to comprise the Board of Directors from eight to nine. The Purchasers (as defined in Item 6) may only designate a director, however, if there has occurred an Event of Default as defined in the Certificate of Designation, Preferences and Rights of Series B Preferred Stock.

          The issuance of the Preferred Stock constitutes a material change in the capitalization of the Company. If the Preferred Stock is converted, in whole or in part, there could be a material change in the capitalization of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b)

                        NUMBER OF
                        SHARES TO BE       PERCENT OF       SHARED       SHARED
                        BENEFICIALLY       COMMON           VOTING       INVESTMENT
NAME                    OWNED              STOCK            POWER        POWER
----                    ------------       ----------       ------       ----------
Private Investments      1,661,111            7.3         1,661,111      1,661,111

Investors                1,464,356            6.4         1,464,356      1,464,356

Employee Investors         125,511             .6           125,511        125,511

Parallel Fund               71,244             .3            71,244         71,244

FS Investments II        1,661,111            7.3         1,661,111      1,661,111

ING FS Management        3,322,222           14.6         3,322,222      3,322,222

ING U.S.                 3,322,222           14.6         3,322,222      3,322,222

ING Bank                 3,322,222           14.6         3,322,222      3,322,222

ING Groep                3,322,222           14.6         3,322,222      3,322,222

Brian P. Friedman        1,661,111            7.3         1,661,111      1,661,111

James L. Luikart         1,661,111            7.3         1,661,111      1,661,111

          As of February 17, 2000, the Company had 19,382,000 shares of Common Stock outstanding.

          (b)  See the answer to Item 2 hereof.

          (c) Other than the transactions described herein, no transactions by any of the reporting persons required to be reported by this Item have taken place in the last sixty (60) days.

          (d) The limited partners of the Investors and Parallel Fund and the members of Employee Investors and ING FS Management have the right to receive dividends from, or proceeds from the sale of, all or some of the Series B Preferred Stock or all or some of the Common Stock after conversion of the Preferred Stock.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Preferred Stock Purchase Agreement dated as of February 18, 2000 (the "Preferred Stock Purchase Agreement") by and among the Investors, the Employee Investors, the Parallel Fund (each a "Purchaser" and, collectively, the "Purchasers") and the Company, the Investors, the Employee Investors and the Parallel Fund agreed to purchase, subject to the conditions set forth in the Preferred Stock Purchase Agreement, 264,467, 22,667, and 12,866 shares, respectively, of Series B Preferred Stock for an aggregate purchase price of $30,000,000. On March 8, 2000, the Purchasers assigned the right to buy 150,000 shares of Series B Preferred Stock to ING FS Management (along with the Investors, Employee Investors and Parallel Fund, a "Purchaser"). On March 8, 2000, pursuant to the Preferred Stock Purchase Agreement, the Company sold the shares of Series B Preferred Stock to the Purchasers.

          Immediately following the sale of the shares of Series B Preferred Stock to the Purchasers, the Purchasers sold an aggregate of 1,000 shares of Series B Preferred Stock to James Dowling, who is employed by ING FS Asset Management, for an aggregate purchase price of $100,000. James Dowling individually owns and has sole power to vote and dispose of 11,111 shares of Common Stock issuable upon the conversion of the 1,000 shares of Series B Preferred Stock. The securities owned by Mr. Dowling in his capacity as an individual are not covered by this Schedule 13D.

          As contemplated by the Preferred Stock Purchase Agreement, the Board of Directors of the Company approved and adopted a Certificate of Designation, Preferences and Rights (the "Certificate") to create the Series B Preferred Stock. The Certificate provides that dividends shall be cumulative at a rate of 8% per annum. Dividends shall accrue and be payable semi-annually, except that the Company is entitled to defer the first two years' dividends and pay such deferred dividends on the second anniversary of the date of original issuance of the Series B Preferred Stock. If the Company fails to pay a dividend when due, the dividend rate will increase to 12% per annum.

          The Series B Preferred Stock is convertible into shares of Common Stock of the Company at a conversion price of the average closing price of the Company's Common Stock for the thirty trading days ending February 17, 2000 as reported by Bloomberg rounded up to the nearest dollar. At any time after the third anniversary of the date of the original issuance of the Series B Preferred Stock, all or a portion of the shares of Series B Preferred Stock shall, at the option of the Company, automatically be converted into shares of Common Stock if certain conditions are met.

          The Investors, the Employee Investors, the Parallel Fund and the Company are parties to an Investors Rights Agreement dated as of March 8, 2000 (the "Investors Rights Agreement"). Pursuant to the Investors Rights Agreement, and subject to its terms and conditions, the Purchasers may request that a shelf registration statement or a demand registration statement be filed by the Company. In addition, the Purchasers have certain piggyback registration rights under the Investors Rights Agreement in connection with registrations by the Company under the Securities Act of 1933.

          Private Investments is the manager of each of Investors, Employee Investors and Parallel Fund. The general partner of each of Investors and Parallel Fund and the managing member of Employee Investors have delegated all relevant rights to Private Investments. Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          A. Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person

          B.   Preferred Stock Purchase Agreement dated February 18, 2000

          C. Certificate of Designation, Preferences and Rights of Series B Cumulative Convertible Preferred Stock

          D. Letter Agreement between ING FS Management and Private Investments III dated March 8, 2000

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2000



                                        FURMAN SELZ INVESTORS II L.P.
                                        FS EMPLOYEE INVESTORS LLC
                                        FS PARALLEL FUND L.P.


                                               By:  FS PRIVATE INVESTMENTS LLC

                                        By: /s/ Brian P. Friedman
                                            --------------------------------
                                            Name:  Brian P. Friedman
                                            Title: Managing Member


                                        FS PRIVATE INVESTMENTS LLC

                                        By: /s/ Brian P. Friedman
                                            --------------------------------
                                            Name:  Brian P. Friedman
                                            Title: Managing Member



                                        FURMAN SELZ INVESTMENTS II LLC

                                        By: /s/ Brian P. Friedman
                                            --------------------------------
                                            Name:  Brian P. Friedman
                                            Title: President

                                   ING FURMAN SELZ ASSET
                                   MANAGEMENT LLC

                                   By: /s/ Robert J. Miller
                                       --------------------------------------
                                       Name:  Robert J. Miller
                                       Title: Executive Vice President

                                   ING (U.S.) FINANCIAL HOLDINGS
                                   CORPORATION

                                   By: /s/ Andrew Druch
                                       --------------------------------------
                                       Name:  Andrew Druch
                                       Title: Secretary

                                   ING BANK N.V.

                                   By: /s/ J.H.J. Houben
                                       --------------------------------------
                                       Name:  J.H.J. Houben
                                       Title: Managing Principal

                                   By: /s/ P.F.M. Van Lierop
                                       --------------------------------------
                                       Name:  P.F.M. Van Lierop
                                       Title: Senior Legal Advisor

                                   ING GROEP N.V.

                                   By: /s/ J.H.J. Houben
                                       --------------------------------------
                                       Name:  J.H.J. Houben
                                       Title: Managing Principal

                                   By: /s/ Brian P. Friedman
                                       --------------------------------------
                                       Name: Brian P. Friedman

                                   By: /s/ James L. Luikart
                                       --------------------------------------
                                       Name: James L. Luikart

                                 EXHIBIT INDEX

No.  Description
---  -----------

(1) Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

(2)  Preferred Stock Purchase Agreement dated February 18, 2000

(3) Certificate of Designation, Preferences and Rights of Series B Cumulative Convertible Preferred Stock

(4) Letter Agreement between ING FS Management and Private Investments III dated March 8, 2000